Lands’ End, Inc.

1 Lands’ End Lane

Dodgeville, Wisconsin 53595

April 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        Lands’ End, Inc.

Registration Statement on Form S-3

File No. 333-263594

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lands’ End, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on April 5, 2022, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Igor Kirman of Wachtell, Lipton, Rosen & Katz, counsel to the Company, at (212) 403-1393.

Very truly yours,

LANDS’ END, INC.

By:	/s/ Peter L. Gray
	Name:	Peter L. Gray
	Title:	Executive Vice President, Chief Administrative Officer and General Counsel